RALLY

Bill of Sale

As of November 23, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Sotheby’s (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#62BOND
Description:	1962 First Edition Presentation copy of The Spy Who Loved Me by Ian Fleming inscribed to Robert Kennedy
Total Acquisition Cost:	$ 76,817.11
Consideration: Cash (%) Equity (%) Total	$ 76,817.11 (100%) $ 0 (0%) $ 76,817.11 (100%)